H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:	Maxim TEP, Inc.
Registration Statement on Form 10
Filed February 12, 2008
File No. 000-53093

Dear Mr. Schwall:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Maxim TEP, Inc. (the “Company”) dated May 9, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 1 to Registration Statement on Form 10

Item 1. Business, page 1

Depended on One or a Few Customers, page 9

1.
We note your response to our prior comment 9 regarding your assumption of the existing purchase agreement between Ergon Exploration and its gas purchaser Interconn Resources, Inc. (“Interconn”). However, we note that the “purchase period” under such agreement, as filed in Exhibit 10.34 ended October 31, 1999. Please advise or revise your disclosure to state, if true, that you do not currently have an agreement with Interconn for the sale of natural gas.

a.
The Company does not have a formal purchase agreement with this customer, but sells production on a month-to-month basis at spot prices adjusted for field differentials. See revised disclosure in the Amendment No. 2 to Form 10 (the “Amendment”) under Item 1 in “Dependence on One or a Few Customers”.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

Item 2. Financial Information, page 13

2.	We note your response to our prior comment 12. Please file as an exhibit your memorandum of understanding regarding the sale of your interest in the South Belridge Field.
a.
The Company has subsequently completed the sale of our interests in the South Belridge Field. The Purchase and Sale Agreement and related Transfer Agreement have been included in the Amendment as exhibits.

3.
We note your response to our prior comment 14 and remind you to address in this section the decrease in costs and expenses attributable to exploration costs and revenue sharing royalties for the fiscal year ended December 31, 2007, if applicable.

a.	See added disclosure in the Amendment under Item 2 in “Results of Operations”.

Off Balance Sheet Arrangements, page 23

4.	We note your response to our prior comments 15 and 16. Please add this disclosure to your registration statement.
a.	See added disclosure in the Amendment under Item 2 in “Off Balance Sheet Arrangements”.

5.
Revise to disclose as an aggregate dollar value for fiscal 2007, the total amount due to parties who held either ORRIs or who are parties to revenue sharing arrangements. Further, express this dollar value as a percentage of overall net revenues received from all fields by Maxim for the prior fiscal year.

a.
See added disclosure for revenue sharing arrangements in the Amendment under Item 2 in “Off Balance Sheet Arrangements”. When the Company grants ORRIs this is a legal transfer of ownership of net revenue interests in the oil and natural gas property. The Company no longer has rights to those revenues and thus these royalties do not flow through the Company’s results of operations. In many cases the purchaser of the Company’s oil production pays royalty interest owners and ORRI owners directly and this information is not available to the Company. Therefore, we have not disclosed the total amount due to parties who held ORRIs, but did disclose the interest percentages granted.

6.
We reissue our prior comment 17. You indicate the table presents the royalty interests and ORRI’s you assumed and issued yet also indicates that the company is “subject to other ORRIs that it assumed with the acquisition of each property.” If material to an understanding of your net overriding royalty interests held in a field, please express as a percentage of the total interest your own, all the ORRI’s “that {you} assumed with the acquisition of each property.”

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.
We did include in the table all RI and ORRIs assumed with the acquisition of each property but we failed to delete the sentence that states we are still subject to other ORRIs. We have removed this sentence. See revised disclosure in the Amendment under Item 2 in “Off Balance Sheet Arrangements”.

Financing Arrangements, page 25

7.	We note your response to our prior comment 18. Please include such disclosure, or a reference to such disclosure provided elsewhere in your filing in this section.
a.	See added disclosure in the Amendment under Item 2 in “Financing Arrangements”.

8.	We note your response to our prior comment 19. Please file the executed debt facility term sheet as an exhibit to your filing.
a.	The executed debt facility term sheet has been included in the Amendment as an exhibit.

Item 5. Directors and Executive Officers, page 34

9.
We note your response to our prior comment 21. In the biography provided for Mr. Watson, please disclose, as referenced in your summary compensation table, the period during which he served as your director of development and corporate structure. In addition, please clarify this information in your summary compensation table on page 39.

a.	See added disclosure in the Amendment under Item 5 in “Business Experience and Background of Directors and Executive Officers” and clarification in the summary compensation table under Item 6.

Item 6. Executive Compensation, page 39

10.	We refer you to footnote 2 to the summary compensation table. Please refer to the Instruction to Item 401(n) (2) (v) and disclose all relevant assumptions as done in footnote 3 to the table.
a.	See added disclosure in the Amendment under Item 6 in the summary compensation table.

11.	Please file your consulting contract with Daniel Williams as an exhibit to your filing.
a.	The consulting contract with Daniel Williams has been included in the Amendment as an exhibit.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

12.
Please disclose all material terms of your employment agreement with Mr. Watson, including the provisions relating to base salary, signing bonus and severance payments. Such disclosure should also include the material terms set forth in the October 2007 addendum to Mr. Watson’s employment agreement. See Regulation S-K Items 401(o) (l) and 401(q) (2).

a.	See revised disclosure of the material terms of Mr. Watson’s employment agreement in the Amendment under Item 6 after the summary compensation table.

13.
You indicate that you have reached “tentative settlement agreements with both Messrs. Maggio and Sepos.” Please quantify the amount of compensation payable to these former officers pursuant to their original employment agreements should they reject the tentative agreements you reference.

a.
We have concluded the agreements with Messrs. Maggio and Sepos and have agreed that both Messrs. Maggio and Sepos will receive 1,000,000 stock options per their employment agreements. In addition, Mr. Maggio promises to pay back the company $300,000 with an 8% interest rate collateralized by his stock in the company and Mr. Sepos promises to pay back the company $6,000 with an 8% interest rate collateralized by his stock in the company. See added disclosure in the Amendment under Item 6 after the summary compensation table. The promissory notes, pledge and security agreement and mutual release agreements with Messrs. Maggio and Sepos have been included in the Amendment as an exhibit.

Director Compensation, page 41

14.	Please disclose the compensation provided to your directors in fiscal year 2007, including, among other types of compensation, consulting fees. See Item 402(r) of Regulation S-K.
a.	See revised disclosure to provide compensation to directors in fiscal year 2007, including among other types of compensation, consulting fees, in the Amendment under Item 6 in “Director Compensation”.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 42

15.
The tabular disclosure under Item 7 is difficult to read and descriptive phrases such as a “kicker (that) was a higher % of revenue” are not placed in context. Revise to succinctly and clearly identify the aggregate dollar value of related party transactions and material terms. For example, rather than presenting tabular disclosure regarding notes that are no longer outstanding, revise to disclose the dollar value paid in 2007 by the company to investors who received incentives or “kickers” in the form of royalty interests and revenue sharing arrangements in exchange for providing loans to the company in prior years.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

a.
This table was removed and disclosures revised to succinctly and clearly identify the aggregate dollar value of related party transactions and material terms. See revised disclosure in the Amendment under Item 7 in “Related Party Transactions”.

16.
We reissue our prior comment 29. For all transactions listed in this section, please disclose whether the terms of the transaction were on terms that would have been made between unaffiliated third parties.

a.	See added disclosure in the Amendment under Item 7 in “Related Party Transactions”

Item 8. Description of the Company’s Securities, page 55

17.
Please disclose in this section and in all other relevant places in your document all of the material terms of the convertible notes. Such description should include, among other information, a description of the remedies available to the not holder in the event of your default. See prior comment 31.

a.
See added disclosures of whether notes were unsecured or collateralized and added disclosures of default interest rates in the Amendment under Item 11 in “Convertible Promissory Notes” and in other relevant places in the document, primarily Item 7 and Item 10.

Financial Statements, page F-1

18.
We understand from the response letter you submitted on April 8, 2008, that you will amend your Form 10 to include audited financial statements for the years ended December 31, 2007 to comply with Rule 8-08 of Regulation S-X.

a.	The audited financial statements for the year ended December 31, 2007 has been included in the Amendment.

Engineering Comments

Oil and Gas Reserves, page 6

19.
It appears from your disclosure under this heading and elsewhere in the filing that you may be confusing the abbreviations of mcf and mmcf. As you may know, mcf represents one thousand cubic feet and MMCF represents one million cubic feet. Please reconcile your reported 4,739,841 mcf of proved gas reserves with those you report on page F-73 of 4,379,841 million cubic feet (mmcf)

a.
The heading for the table of natural gas reserves in Note 14 to the consolidated financial statements has been revised to state the table is in thousand cubic feet, not million cubic feet. This table will now agree with disclosures of natural gas reserves under Item 1 in “(D) Oil and Natural Gas Operations, Production and Development”. See revised disclosures in the Amendment.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

Oil and Gas Reserves, page 72

20.
We understand from your response to prior comment 45 that you intend to provide information about your 2007 production volumes in an amendment to your registration statement. We will continue to our review of this information once it is available.

a.	See updated disclosure in the Amendment under Item 1 in “Volumes, Prices and Oil & Natural Gas Operating Expense” and under Item 15 “Financial Statements and Exhibits”.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Bryce Linsenmayer, Company counsel, at (713) 547-2007.
Sincerely,

W. Marvin Watson
Chief Executive Officer
Date: June 11, 2008

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”